News Release

RESIN SYSTEMS GRANTS STOCK OPTIONS

Edmonton, Alberta, November 17, 2005: Resin Systems Inc. (RS - TSX Venture / RSSYF - OTCBB), a composite material products technology company ("RS"), today announced that it has granted stock options to each of its four independent board members to acquire 15,000 common shares of RS at an exercise price of $2.40 per share and vesting on the twelve month anniversary of the date of grant, exercisable for a period of five years.

About RS

RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes. The foundation of these solutions is based on the company’s patented polyurethane Version™ resin system. RS is continuously building on this foundation through additional patent pending and trade secret knowledge. The company's engineered solutions are developed and implemented in three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard™ modular composite utility pole. RS is in the process of commercializing the RStandard for sale to power utility companies both domestically and internationally. The RStandard modular composite utility pole application is winner of the 2005 ACE award from the American Composites Manufacturers Association for the most creative application and innovative use of composites material. For the latest on the company’s developments, click on ‘Latest News’ on www.grouprsi.com.

"Version" and "RStandard" are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Jennifer Handshew / Yin Chang

President and Chief Executive Officer

Public Relations

Resin Systems Inc.

KCSA Worldwide

Ph: (780) 482-1953

Ph: (212) 896-1272 / (212) 896-1228

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

Email: jhandshew@kcsa.com / ychang@kcsa.com

www.grouprsi.com

www.kcsa.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This release is available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.